                                                                       Exhibit 1

[TK LOGO]         TEEKAY SHIPPING CORPORATION
                  TK HOUSE, BAYSIDE EXECUTIVE PARK, WEST BAY STREET & BLAKE ROAD
                  P.O. BOX  AP-59213,  NASSAU, BAHAMAS



                                EARNINGS RELEASE





                           TEEKAY SHIPPING CORPORATION
                 REPORTS FOURTH QUARTER PROFIT OF $31.2 MILLION


4TH QUARTER HIGHLIGHTS

o    Net income of $31.2 million, or $0.78 per share
o    International Fleet TCE earnings of $21,203 per day
o    Completed $100 million add-on Senior Notes issue
o    Repurchased, as of December 31, 2001, a total of 512,800 shares

Nassau, The Bahamas, February 20, 2002 - Teekay Shipping Corporation today reported net income of $31.2 million, or $0.78 per share, for the quarter ended December 31, 2001, compared to net income of $122.5 million, or $3.04 per share, for the quarter ended December 31, 2000. Net voyage revenues for the quarter were $152.2 million, compared to $206.7 million recorded in the same period last year, while income from vessel operations decreased to $46.1 million, from $133.5 million. The results for the current quarter over the same period last year reflect a significant decline in tanker charter rates from the record high levels experienced during the first half of 2001, partially offset by the acquisition of Ugland Nordic Shipping ASA in March 2001.

Net income for the year ended December 31, 2001 was $336.5 million, or $8.31 per share, compared to $270.0 million, or $6.86 per share, for the same period last year. The results for the year ended December 31, 2001 include a $10.2 million, or $0.25 per share, gain on sale of three vessels that were sold by a joint venture, in which Teekay owns a 50% interest. Net voyage revenues for the year ended December 31, 2001 were $789.5 million, compared to $644.3 million in the same period last year, while income from vessel operations increased to $383.5 million from $327.7 million.

The following key indicators serve to highlight changes in operating performance:

                                                 THREE MONTHS ENDED                YEARS ENDED
                                                    DECEMBER 31,                   DECEMBER 31,
                                                 ------------------      %      ------------------     %
                                                   2001       2000    CHANGE      2001       2000    CHANGE
                                                 -------    -------   ------    -------    -------   ------
INTERNATIONAL TANKER FLEET:
Revenue-generating ship-days                       5,093      4,930      3.3%    20,154     20,513     -1.8%
TCE per revenue-generating ship-day              $21,203    $37,218    -43.0%   $30,542    $27,138     12.5%
TCE per calendar-ship-day                        $18,790    $33,399    -43.7%   $27,281    $24,997      9.1%
Vessel operating expense per calendar-ship-day   $ 5,529    $ 4,062     36.1%   $ 5,374    $ 4,980      7.9%
Operating cash flow per calendar-ship-day        $11,029    $27,329    -59.6%   $19,747    $18,145      8.8%

OIL/BULK/ORE ("OBO") FLEET:
Revenue-generating ship-days                         611        704    -13.2%     2,485      2,754     -9.8%
TCE per revenue-generating ship-day              $11,041    $16,611    -33.5%   $16,856    $15,453      9.1%
TCE per calendar-ship-day                        $ 8,605    $15,144    -43.2%   $13,632    $13,781     -1.1%
Vessel operating expense per calendar-ship-day   $ 6,378    $ 2,764    130.8%   $ 6,246    $ 5,147     21.4%
Operating cash flow per calendar-ship-day          -$378    $10,766   -103.5%   $ 5,195    $ 7,159    -27.4%

UNS FLEET:
Calendar-ship-days                                 1,104         --      N/A      3,470         --      N/A
Operating cash flow per calendar-ship-day        $14,928         --      N/A    $15,905         --      N/A

AUSTRALIAN FLEET:
Calendar-ship-days                                   460        368     25.0%     1,716      1,464     17.2%
Operating cash flow per calendar-ship-day        $16,643    $14,507     14.7%   $15,583    $14,347      8.6%


                                    - MORE -

TANKER MARKET

Tanker charter rates declined during the fourth quarter and have continued to weaken into the first quarter of 2002. In response to slowing economic growth, OPEC implemented a series of oil production cutbacks during 2001, which caused a reduction in the demand for crude oil transportation services. OPEC oil production was 2.7 million barrels per day ("mb/d") lower in the fourth quarter of 2001 compared to the corresponding period in the previous year, while non-OPEC production rose by 1.1 mb/d over that same period. Since a large proportion of OPEC oil production is exported via long-haul tanker routes, this shift from OPEC to non-OPEC oil production, which is primarily exported via short-haul tanker routes, further reduced tanker demand.

The International Energy Agency ("IEA") estimates that global oil demand, an underlying driver of tanker demand, averaged 76.3 mbpd during the fourth quarter, up 0.9% over the preceding quarter, but 0.7% lower than the fourth quarter of last year. Annual global oil demand growth during 2001 was only marginally positive at 0.1% as a result of negative year-on-year growth in the second half of 2001. As of February 8, 2002, the IEA was forecasting oil demand of 76.5 mbpd for 2002, a 0.7% increase over 2001.

The size of the world tanker and OBO fleet decreased to 304.2 million deadweight tonnes ("mdwt") as of December 31, 2001, down 2.3% from the end of the previous quarter. This decrease was due to a high pace of scrapping of older tankers which are experiencing poor earnings, rising maintenance costs and near-term regulatory phase-out. A total of 7.6 mdwt was sold for demolition in the fourth quarter, compared to 2.9 mdwt in the previous quarter, while deliveries of tanker newbuildings during the fourth quarter totalled 2.1 mdwt, down from 2.8 mdwt in the previous quarter. Overall for 2001, the tanker fleet declined by 6.2 mdwt, or 2.0%, the largest net reduction in tanker supply in over a decade.

The world tanker and OBO orderbook decreased to 63.7 mdwt at December 31, 2001, representing 20.9% of the total world tanker and OBO fleet, down from 65.0 mdwt at September 30, 2001. The Aframax tanker orderbook decreased from 125 vessels at September 30, 2001 to 120 vessels as of December 31, 2001, or from 19.8% to 19.1% of the world Aframax fleet (including Aframax-size OBOs).

TEEKAY FLEET

As of December 31, 2001, the Teekay fleet (excluding vessels managed for third parties) consisted of 96 vessels, including six time-chartered-in Aframax tankers and eight newbuilding tankers on order.

 The following is a summary of the Teekay fleet as of this date:

TYPE                                                        NUMBER        DWT
----                                                        ------     ---------
International Tanker Fleet:
   100%-owned Aframaxes                                       53       5,298,600
   Time-chartered-in Aframaxes                                 6         621,200
   VLCC                                                        1         280,700
   Newbuilding Aframaxes on order                              2         224,000
   Newbuilding Suezmaxes on order                              3         456,000
OBO Fleet (1)                                                  8         625,900
Australian Fleet                                               5         381,900
UNS Fleet:
   Shuttle Tankers (2)                                        15       1,495,400
   Newbuilding Shuttle Tankers on order                        3         331,500
                                                             ---       ---------
TOTAL:                                                        96       9,715,200
                                                             ===       =========

(1)  Includes one 67%-owned OBO carrier and one 52%-owned OBO carrier.
(2) Includes six shuttle tankers of which Teekay's ownership interest ranges from 50% to 89%.


                                    - MORE -

OTHER HIGHLIGHTS

In December 2001, the Company completed an offering of an additional $100 million of its unsecured 8.875% Senior Notes due 2011 at a price of 102.25% of par. The Company used net proceeds from the offering to repay existing secured revolving debt.

On September 19, 2001, Teekay announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its common stock. Shares are being repurchased in the open market at times and prices considered appropriate by the Company. As of December 31, 2001, Teekay had repurchased 512,800 shares at an average price of $27.62 per share.

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in eleven other countries, Teekay employs approximately 400 on-shore and more than 4,000 seagoing staff around the world. The Company's modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay's common stock trades on the New York Stock Exchange under the symbol
"TK".

The Company plans to host a conference call at 11 a.m. EDT (8 a.m. PDT) on Thursday, February 21, 2002, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through www.teekay.com. A recording of the call will be available until February 28, 2002 by dialing (719) 457-0820, access code 448321, or via the Company's Web site until March 15, 2002.


                          Contact: Investor Relations
                              Attn: Jerome Holland
                                 (604) 844-6654
                            Web site: www.teekay.com





                                    - MORE -

                    SUMMARY CONSOLIDATED STATEMENTS OF INCOME
         (in thousands of U.S. dollars, except share and per share data)

                                     THREE MONTHS ENDED               YEARS ENDED
                                        DECEMBER 31,                  DECEMBER 31,
                                 -------------------------     -------------------------
                                    2001           2000           2001           2000
                                 ----------     ----------     ----------     ----------
                                        (UNAUDITED)
NET VOYAGE REVENUES
Voyage revenues                     213,146        271,078      1,039,056        893,226
Voyage expenses                      60,925         64,391        249,562        248,957
                                 ----------     ----------     ----------     ----------
Net voyage revenues                 152,221        206,687        789,494        644,269
                                 ----------     ----------     ----------     ----------
OPERATING EXPENSES
Vessel operating expenses            41,427         24,762        154,831        125,415
Time-charter hire expense            14,542         13,249         66,019         53,547
Depreciation and amortization        36,810         25,238        136,283        100,153
General and administrative           13,326          9,968         48,898         37,479
                                 ----------     ----------     ----------     ----------
                                    106,105         73,217        406,031        316,594
                                 ----------     ----------     ----------     ----------
Income from vessel operations        46,116        133,470        383,463        327,675
                                 ----------     ----------     ----------     ----------
OTHER ITEMS
Interest expense                    (15,305)       (17,253)       (66,249)       (74,540)
Interest income                       1,329          3,354          9,196         13,021
Other income (loss)                    (943)         2,911         10,108          3,864
                                 ----------     ----------     ----------     ----------
                                    (14,919)       (10,988)       (46,945)       (57,655)
                                 ----------     ----------     ----------     ----------
Net income                           31,197        122,482        336,518        270,020
                                 ==========     ==========     ==========     ==========
Earnings per common share
   -- Basic                           $0.79          $3.14          $8.48          $7.02
   -- Diluted                         $0.78          $3.04          $8.31          $6.86
                                 ----------     ----------     ----------     ----------
Weighted-average number of
common shares outstanding
   -- Basic                      39,732,985     39,042,772     39,706,799     38,468,158
   -- Diluted                    40,244,186     40,240,045     40,488,222     39,368,253
                                 ==========     ==========     ==========     ==========



                      SUMMARY CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                               AS AT DECEMBER 31,   AS AT DECEMBER 31,
                                                      2001                 2000
                                               ------------------   ------------------
ASSETS
Cash and short-term marketable securities             179,978              189,381
Other current assets                                   87,491              106,114
Marketable securities -- long-term                     16,026               33,742
Vessels and equipment                               2,043,098            1,607,716
Other assets                                           54,109               37,146
Goodwill                                               87,079                   --
                                                    ---------            ---------
TOTAL ASSETS                                        2,467,781            1,974,099
                                                    =========            =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities               75,495               66,165
Current portion of long-term debt                      51,830               72,170
Long-term debt                                        883,872              725,314
Other long-term liabilities                            39,407                7,368
Minority interest                                      18,977                4,570
Stockholders' equity                                1,398,200            1,098,512
                                                    ---------            ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          2,467,781            1,974,099
                                                    =========            =========

                                    - MORE -

                           TEEKAY SHIPPING CORPORATION
                            SUPPLEMENTAL INFORMATION
                         (in thousands of U.S. dollars)

                                           THREE MONTHS ENDED DECEMBER 31, 2001
                                                       (UNAUDITED)
                                 --------------------------------------------------------
                                 INTERNATIONAL     OBO       UNS     AUSTRALIAN    TOTAL
                                 TANKER FLEET     FLEET*    FLEET      FLEET       FLEET
                                       $            $         $          $           $
                                 -------------   -------   -------   ----------   -------
Net voyage revenues                 104,396       10,829    24,712     12,284     152,221
Vessel operating expenses            27,475        4,694     5,568      3,690      41,427
Time-charter hire expense            10,046        4,496        --         --      14,542
Depreciation and amortization        23,515        1,642     9,504      2,149      36,810
                                    -------       ------    ------     ------     -------


                                           THREE MONTHS ENDED DECEMBER 31, 2000
                                                       (UNAUDITED)
                                 --------------------------------------------------------
                                 INTERNATIONAL     OBO       UNS     AUSTRALIAN    TOTAL
                                 TANKER FLEET     FLEET*    FLEET      FLEET       FLEET
                                       $            $         $          $           $
                                 -------------   -------   -------   ----------   -------
Net voyage revenues                 179,531       18,554        --      8,602     206,687
Vessel operating expenses            20,180        2,034        --      2,548      24,762
Time-charter hire expense             5,841        7,408        --         --      13,249
Depreciation and amortization        22,407        1,003        --      1,828      25,238
                                    -------       ------    ------     ------     -------


                                              YEAR ENDED DECEMBER 31, 2001
                                 --------------------------------------------------------
                                 INTERNATIONAL     OBO       UNS     AUSTRALIAN    TOTAL
                                 TANKER FLEET     FLEET*   FLEET**     FLEET       FLEET
                                       $            $         $          $           $
                                 -------------   -------   -------   ----------   -------
Net voyage revenues                 598,538       67,395    80,053     43,508     789,494
Vessel operating expenses           105,519       18,239    17,815     13,258     154,831
Time-charter hire expense            38,430       27,589        --         --      66,019
Depreciation and amortization        92,737        5,384    30,161      8,001     136,283
                                    -------       ------    ------     ------     -------


                                              YEAR ENDED DECEMBER 31, 2000
                                 --------------------------------------------------------
                                 INTERNATIONAL     OBO       UNS     AUSTRALIAN    TOTAL
                                 TANKER FLEET     FLEET*    FLEET      FLEET       FLEET
                                       $            $         $          $           $
                                 -------------   -------   -------   ----------   -------
Net voyage revenues                 542,833       66,688        --     34,748     644,269
Vessel operating expenses            99,239       15,070        --     11,106     125,415
Time-charter hire expense            27,210       26,337        --         --      53,547
Depreciation and amortization        89,221        3,912        --      7,020     100,153
                                    -------       ------    ------     ------     -------

------------
* Time-charter hire expense for the OBO Fleet represents the minority pool participants' share of the OBO pool's net voyage revenues.

**   Represents results for the period from March 6, 2001 to December 31, 2001.


                                    - MORE -

                           FORWARD LOOKING STATEMENTS


This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding tanker charter rates, and the balance of supply and demand in the crude tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates.



                                     - END -